UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                               SEPTEMBER 30, 1999



                    Central and South West Corporation (CSW)
                      (Name of registered holding company)


                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART


                                      Energy or                                  Percentage
                                        Gas-                                     of Voting
Name of Reporting Company              related       Date of       State of      Securities
(Ownership information)                Company     Organization   Organization      Held       Nature of Business
------------------------------------------------------------------------------------------------------------------

Polk Power Partners, L.P.(Polk Cogen)   Energy        Feb-92         Delaware      46.25%      Qualifying facility
Orange Cogeneration Limited Partnership Energy        Feb-93         Delaware        50%       Qualifying facility
  (Orange Cogen)
Brush Cogeneration Partners             Energy        Nov-91         Delaware      47.25%      Qualifying facility
  (Brush Cogen)
Eastex Cogeneration Limited Partnership Energy        Sep-98         Delaware        99%       Qualifying facility
(ownership through various intermediate holding company subsidiaries originating with CSW Development-I, Inc/CSW Energy Inc./CSW)


Thermo Cogeneration Partnership,        Energy        Apr-93         Delaware        50%       Qualifying facility
  L.P. (Thermo Cogen)
(ownership through intermediate holding company CSW Ft. Lupton, Inc./CSW Energy
 Inc./CSW)

Sweeny Cogeneration Limited             Energy        Sep-95         Delaware        50%       Qualifying facility
  Partnership (Sweeny Cogen)
(ownership through various intermediate holding company subsidiaries originating with CSW Sweeny GP I, Inc. and CSW Sweeny LP I, Inc./CSW Energy Inc./CSW)

Diversified Energy Contractors LLC      Energy        Jul-97          Delaware       100%       Maintenance services
  (DECCO)
(CSW Energy Inc./CSW)

CSW Power Marketing, Inc.               Energy        Mar-96          Delaware       100%       Energy marketing
(CSW Energy Inc./CSW)

CSW Services International, Inc.        Energy        Mar-97          Delaware       100%       Energy management
(CSW Energy Inc./CSW)

Powerware Solutions, Inc.               Energy        Feb-94          Texas          4.0%       Energy Mgmt Systems
(PSO Investment)                                                                                for water utilities

Utility Data Resources, Inc.            Energy        Dec-97          Delaware       4.5%       Electricity pricing
(PSO Investment)                                                                                mgmt consulting and
                                                                                                software

AEMT, Inc.                              Energy        Dec-97          Florida         0%        Power conditioning
(PSO Investment)                                                                                product mfg and sales

Energy Services, Inc. (ESI)             Energy        Sept-97         Delaware       100%       Energy marketing
(CSW)

Enershop                                Energy        Sept-95         Delaware       100%       Energy marketing
(CSW)                                                                                           services


NARRATIVE DESCRIPTION OF ACTIVITIES DURING REPORTING PERIOD

Polk Power Partners, LP - operated qualifying facility.

Orange Cogeneration Limited Partnership - operated qualifying facility.

Brush Cogeneration Partners - operated qualifying facility.

Eastex Cogeneration Limited Partnership - owner of qualifying facility currently under construction.

Thermo Cogeneration Partnership, LP - operated qualifying facility.

Sweeny Cogeneration Limited Partnership - operated qualifying facility.

Diversified Energy Contractors LLC - DECCO provided energy related consulting, contracting and maintenance services.

CSW Power Marketing, Inc. - facilitated power brokering services for certain CSW Energy services businesses.

CSW Services International, Inc. - provided operation and maintenance services.

Powerware Solutions, Inc. - an energy management systems company for water utilities.

Utility Data Resources, Inc. - provided electricity pricing management, consulting and software.

AEMT, Inc. - provided power conditioning product manufacturing and sales.

Energy Services, Inc. - In late 1997, CSW Energy Services was launched to explore the electric utility industry's emerging retail supply markets as they were deregulated on a state-by-state basis. In January 1999, CSW Energy Services announced that it was ceasing its business as a retail electric supplier and that it would assign or terminate its existing electricity supply contracts to other suppliers.

EnerShop - Historically, EnerShop provided energy marketing services through two product lines: EnerACT and Performance Contracting. EnerACT is an energy information service targeting and aggregating multi-site customers' energy information. Performance Contracting offers turn-key design and implementation of energy efficiency projects. Effective August 1, 1999, EnerShop transferred the EnerACT product line within the affiliated group to C3 Communications allowing EnerShop to focus on Performance Contracting as the primary product line.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                    Principal                          Person to                         Consideration
Company           Type of           amount of    Issue or   Cost of    whom security   Collateral given  received for
issuing security  security issued   security     renewal    capital    issued          with security     each security
------------------------------------------------------------------------------------------------------------------------
                          (000's)


DECO               Loan note          $3,321                           CSW Energy

Eastex
Cogeneration LP    Loan note          11,209                           CSW Energy



Company         Company     Amount of
contributing    receiving   capital
capital         capital     contribution
-----------------------------------------
                          (000's)
None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

                                                            Direct    Indirect
Reporting Company    Associate company    Type of services  costs     costs     Cost of   Total amount
rendering services   receiving services   rendered          charged   charged   capital   billed
-------------------------------------------------------------------------------------------------------
                                                            (000's)   (000's)             (000's)

Enershop, Inc.       CSW Power            Lease
                     Marketing, Inc.      Management           2                             2

CSW Power            Enershop, Inc.       Lease
Marketing, Inc.                           Management          52                            52


Part II - Transactions performed by associate companies on behalf of reporting companies


                                                            Direct    Indirect
Associate Company    Reporting company    Type of services  costs     costs     Cost of   Total amount
rendering services   receiving services   rendered          charged   charged   capital   billed
-------------------------------------------------------------------------------------------------------
                                                            (000's)   (000's)             (000's)

CSW Power            Enershop, Inc.       Lease
Marketing, Inc.                           Management         $52                           $52

Enershop, Inc.       CSW Power            Lease
                     Marketing, Inc.      Management           2                             2

CSW Energy, Inc.     Orange               Plant              409      $ 167                576
                     Cogeneration         services

CSW Energy, Inc.     Polk                 Plant              346        178                524
                     Cogeneration         services

CSW Services         Sweeny               Plant              579        157                636
International, Inc.  Cogeneration         services

CSW Dev I, Inc.      Polk                 Plant              131         0                 131
                     Cogeneration         Services

CSW Energy, Inc.     Eastex               Plant               10        12                  22
                     Cogeneration         Services


For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West Corporation with the Securities and Exchange Commission.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (thousands):

Total consolidated capitalization as
 of:  September 30, 1999                                      $7,991,2l3 line 1

Total capitalization multipliedby 15%                          1,198,682 line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                               1,198,682 line 3



Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services            15
   Energy-related Category 5:  Energy Marketing           12
   Energy-related Category 7:  Maintenance Services        0
   Energy-related Category 8:  Qualifying Facility        28
   Energy-related Categories 2,3,4,6,9,10                  0
     Total current aggregate investment                               55 line 4
                                                               ----------

Difference between the greater of $50 million or 15%
 of capitalization and the total aggregate investment
 of the registered holding company system
(line 3 less line 4)                                          $1,198,627 line 5
                                                               ==========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                --

      Total current aggregate investment                             $0

                                                               ==========

ITEM 5 - OTHER INVESTMENTS


Major line of energy-  Other investment in  Other investment in
related business       last U-9C-3 report   this U-9C-3 report    Reason for difference in other investment
------------------------------------------------------------------------------------------------------------
                             (000's)               (000's)

Energy services              $ 2,696                 $0           Amounts invested prior to April 1, 1997
                                                                  are excluded from Item 4

Maintenance services               0                  0


Qualifying facility        $ 194,644                  0           Amounts invested prior to April 1, 1997
                                                                  are excluded from Item 4



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

Balance sheets for quarter ended September 30, 1999 are filed confidentially under separate cover for:
         CSW Development-I, Inc. (consolidated)
         CSW Ft. Lupton, Inc.
         Sweeny Companies (consolidated)
         Enershop, Inc.
         CSW Energy Services, Inc.
         CSW Power Marketing, Inc.
         Diversified Energy Contractors Company (DECCO)
         CSW Services International
         Eastex Cogeneration LP


Income Statements as of the three months ended September 30, 1999 are filed confidentially under separate cover for:
         CSW Development-I, Inc. (consolidated)
         CSW Ft. Lupton, Inc.
         Sweeny Companies (consolidated)
         Enershop, Inc.
         CSW Energy Services, Inc.
         CSW Power Marketing, Inc.
         Diversified Energy Contractors Company (DECCO)
         CSW Services International
         Eastex Cogeneration LP

Exhibits

Exhibit A - Certificate of Central and South West Corporation

Please contact Ms. Susan Parker at (214) 777-3682 with inquiries concerning this report.


                                  SIGNATURE

                                  Central and South West Corporation


                                      /s/  Lawrence B. Connors
                                  By:      Lawrence B. Connors
                                           (Name)

                                           Controller
                                           (Title)

                                           November 30, 1999
                                           (Date)